SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 PROTOCOL OF PARTIAL SPIN-OFF AND MERGER

AND INSTRUMENT OF JUSTIFICATION

BETWEEN

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

AND

TELEGOIÁS CELULAR S.A.

TELEMS CELULAR S.A.

TELEMAT CELULAR S.A.

TELEACRE CELULAR S.A.

TELERON CELULAR S.A.

By this private instrument, the below identified parties, by their respective legal representatives, have agreed to enter into this Protocol of Partial Spin-off and Merger and Instrument of Justification, in conformity with articles 224, 225 and 229 of Law no. 6404, of December 15, 1976 and with Instruction CVM no. 319, of 12.03.99.

 (a)        Tele Centro Oeste Celular Participações S.A., with principal place of business at SQS QD 02 Bloco C - Ed. Telebrasília Celular, in the city of Brasília, Federal District, enrolled with the CNPJ/MF under nº 02.558.132/0001-69, herein represented by its  Vice-Presidents, Mr. Luis André Carpintero Blanco, Brazilian, single, engineer, bearer of identity card RG nº 09282853-2, CPF/MF nº045.353.777-40, and Mr. Roberto Iunes Brito, Brazilian, married, economist, bearer of identity card RG nº 419014, CPF/MF nº 143593241-20, residing and domiciled in the Federal District, with offices at SQS QD 02 Bloco C - Ed. Telebrasília Celular, in the city of Brasília, Federal District, ("TCOPart" or "SPINNED-OFF COMPANY");

 and, on the other side

 (b)        Telegoiás Celular S.A. with principal place of business at Rua 136-C, Quadra F-44, nº 150, Setor Sul in Goiânia-GO, enrolled with the CNPJ/MF sob nº 02.341.506/0001-90, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian married, engineer, bearer of Identity Card RG nº 03584766-4 issued by the IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15 residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President and Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President  ("Telegoiás");

 (c)        Telems Celular S.A. with principal place of business at Av. Afonso Pena, 2.386, Ed. Dolor de Andrade, Campo Grande-MS, enrolled with the CNPJ/MF sob nº 02.331.492/0001-23, herein represented by its  Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian married, engineer, bearer of Identity Card RG nº 03584766-4 issued by IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15 residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President e Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian, married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President  ("Telems");

 (d)        Telemat Celular S.A. with principal place of business at Av. Getúlio Vargas, 1.300, Centro, Cuiabá-MT, enrolled with the CNPJ/MF under nº 02.340.817/0001-34, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian, married, engineer, bearer of Identity Card RG nº 03584766-4 issued by the IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15, residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President e Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian, married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President  ("Telemat");

 (e)        Teleacre Celular S.A. with principal place of business at Rua Minas Gerais 64, Bairro Ivete Vargas, Rio Branco-AC, enrolled with the CNPJ/MF under nº 02.332.982/0001-44, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian, married, engineer, bearer of Identity Card RG nº 03584766-4 issued by the IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15, residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President and Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian, married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President  ("Teleacre"); and

 (f)         Teleron Celular S.A. with principal place of business at Av. Getúlio Vargas, 1.941, Bairro Nossa Senhora das Graças, Porto Velho-RO, enrolled with the CNPJ/MF under nº 02.337.949/0001-07, herein represented by its Vice-Presidents, Mr. Antonio Carlos Haidamus Monteiro, Brazilian, married, engineer, bearer of Identity Card RG nº 03584766-4 issued by IFP-RJ and enrolled with the CPF/MF under nº 070.483.781-15, residing and domiciled in Brasília, Federal District, with offices at SCS Quadra 02 Bloco C nº 226, Edifício Telebrasília Celular, 1st floor, in Brasília, Federal District, Customers Vice-President and Technology and Networks Vice-President; and Getúlio Nery Cardoso, Brazilian, married, engineer, bearer of Identity Card RG nº 290.486 issued by the SSP/DF and enrolled with the CPF/MF under nº 102.233.551-00, residing and domiciled in Brasília, Federal District, with offices at SCS, Quadra 02, Bloco C, nº 226, Edifício Telebrasília Celular, 2nd floor, Brasília, Federal District, Compliance and Institutional Relations Vice-President  ("Teleron").

 hereinafter referred to, individually, as "Mergor" and, collectively, as "Mergors" or "TCO Operators".

 1.         JUSTIFICATION

 WHEREAS TCOPart owns almost all of the common and preferred shares representing the corporate capital of each of the TCO Operators and its main corporate purpose is to own such shareholdings;

 WHEREAS TCOPart, after the merger of WXYZ0059 Holdings S.A., as described in the Relevant Fact dated May 14, 2004 and as per the terms established in the "Merger and Justification Protocol" entered by said companies, became the owner of the overprice paid for Telesp Celular Participações S.A. upon the acquisition of TCOPart and the TCO Operators;

 The managements of the parties believe that the partial spin-off of TCOPart with the merger of the portion of assets spunoff by TCO Operators, with a view to taking the abovementioned overprice to said companies that operate the personal mobile telephone system (SMP) - Band A, in concession area 7, is justified in that it will improve their capitalization and cash flow conditions as a result of the TCO Operators and TCOPart taking advantage of the tax benefit produced from the amortization of said overprice.

 2.         EQUITY ITEMS TO BE TRANSFERRED AND MERGER CONSUMMATION.

 2.1.      Current Corporate Capital of TCOPart: The currently subscribed to and paid-in capital of TCOPart amounting to seven hundred and sixty four million five hundred and eleven thousand one hundred and fifty-six reais and twenty centavos (R$764,511,156.20), is currently divided into three hundred and eighty-one billion four hundred and forty-seven million ninety-eight thousand five hundred and twenty-eight (381,447,098,528) book-entry shares of no par value, of which one hundred and twenty-eight billion six hundred and eighty million four hundred thousand and fifty five (128,680,400,055) are common shares and two hundred and fifty-two billion seven hundred and sixty-six million six hundred and ninety-eight thousand four hundred and seventy-three (252,766,698,473) are preferred shares, all book-entry shares with no par value.

 2.2              Current Corporate Capital of TCO Operators:

 2.2.1.   Corporate Capital of Telegoiás: The currently subscribed to and paid-in capital of Telegoiás of two hundred and forty-seven million seven hundred and sixty-eight thousand five hundred and fifty reais and seventy-five centavos (R$ 247,768,550.75), is represented by six million seven hundred and thirty-five thousand four hundred and eighty-nine (6,735,489) shares, of which two million four hundred and thirty-two thousand one hundred and fifty-one (2,432,151) are common shares and four million three hundred and three thousand three hundred and thirty-eight (4,303,338) are preferred shares, all book-entry shares of no par value.

 2.2.2.   Corporate Capital of Telems: The currently subscribed to and paid-in capital of Telems of one hundred and thirteen million two hundred and seventy-four thousand one hundred and thirty-six reais and ninety centavos (R$ 113,274,136.90), is represented by one million two hundred and sixty-five thousand four hundred and sixty-three (1,265,463) shares, of which five hundred and ninety-nine thousand six hundred and fifteen (599,615) are common shares and six hundred and sixty-five thousand eight hundred and forty-eight (665,484) are preferred shares, all book-entry shares of no par value.

 Corporate Capital of Telemat: The currently subscribed to and paid-in capital of one hundred and forty-three million five hundred and sixty-six thousand two hundred and thirteen reais and sixty-seven centavos (R$143,566,213.67), is represented by seven hundred and eleven thousand and seventy-one (711,071) shares, of which three hundred and fifty-two thousand six hundred and sixty-four (352,664) are common shares and three hundred and fifty-eight thousand four hundred and seven (358,407) are preferred shares, all book-entry shares of no par value.

 2.2.3        Corporate Capital of Teleacre: The currently subscribed to and paid-in capital of Teleacre of eighteen million eight hundred and ten thousand seven hundred and thirty-nine reais and fifty-seven centavos (R$18,810,739.57), is represented by one million nine hundred and eighty-six thousand and eight hundred and seventy-eight (1,986,878) shares, of which one million and sixty-three thousand nine hundred and seventy-five (1,063,975) are common shares and nine hundred and twenty-two thousand nine hundred and three (922,903) are preferred shares, all book-entry shares of no par value.

 2.2.4        Corporate Capital of Teleron: The currently subscribed to and paid-in capital of Teleron of thirty-four million nine hundred and forty-three thousand one hundred and fifty-nine reais and twenty centavos (R$34,943,159.20), is represented by seven hundred and twenty-six thousand and four hundred and twelve (726,412) shares, of which two hundred and seventy-two thousand six hundred (272,600) are common shares and four hundred and fifty-three thousand eight hundred and twelve (453,812) are preferred shares, all book-entry shares of no par value.

 2.3       Spin-off, Assets Conveyance and Appraisal: By way of the partial spin-off of TCOPart, some portions of the TCOPart assets will be transferred to TCO Operators. The net assets of TCOPart that are to be spun off was appraised based on their book value on May 31, 2004, in compliance with accounting standards established in corporation law. The Appraisal Report of the net assets of TCOPart, portions of which are being conveyed to TCO Operators, as provided for in art. 229 of Law 6404, dated December 15, 1976, was prepared by an independent appraising company Deloitte Touche Tomatsu Auditores Independentes, ad referendum of the shareholders of the companies that are parties to this protocol.

 2.4       Differences in Assets: Asset differences occurring between May 31, 2004 and the effective spin-off and merger date shall be absorbed by the TCO Operators, respectively, proportionally to the portion of assets they will each merge.

 2.5       Capital Reduction and Shares of the Spunoff Company: The spunoff portions of assets of TCOPart that will be merged by TCO Operators are: (1) on the assets side : (i) cash and banks amounting to one hundred thousand reais (R$100,000.00); and (ii) deferred assets totaling eight hundred and forty-two million seven hundred and eighty-eight thousand eight hundred and forty-eight reais and eighty-four centavos (R$842,788,848.84) stemming from the merger of WXYZ0059 Holdings S.A.; and (2) on the liabilities side: (iii) provision for maintenance of the integrity of company assets in the sum of five hundred and fifty-five million two hundred and forty thousand six hundred and forty reais and twenty-four centavos (R$556,240,640.24); and (iv) special overprice reserve of two hundred and eighty-six million five hundred and forty-eight thousand two hundred and eight reais and sixty centavos (R$286,548,208.60) to be used by the controller of the spunoff company, Telesp Celular Participações S.A. ("TCP"). As a result, the corporate capital of TCOPart shall be reduced by one hundred thousand reais (R$100,000.00), from seven hundred and sixty-four million five hundrd and eleven thousand one hundred and fifty-six reais and twenty centavos (R$764,511,156.20) to from seven hundred and sixty-four million four hundred and eleven thousand one hundred and fifty-six reais and twenty centavos (R$764,411,156.20). Because the TCOPart shares have no par value, this capital reduction shall not cause any change in the currently existing number of shares, with no change either in the types and rights of such shares.

2.6       Increase of Mergors' Capital and Equity.

 2.6.1.   The merger into TCO Operators of the spinned-off assets of the Spinned-off Company referred to in item 2.5 above shall give rise to the issuance of new common and preferred shares by each of the TCO Operators, as described in item 3.1 of this Protocol. The net assets of the Spinned-off Company, as described in item 2.5 above, shall be merged into the TCO Operators, as follows:

 2.6.1.1. The amount of forty-one thousand, seven hundred and sixty-nine reais and seven cents (R$41,769.07) of the net assets in question shall be assigned to the Telegoiás' capital account, with the consequent increase in its subscribed and paid-up capital to two hundred and forty-seven million, eight hundred and ten thousand, three hundred and nineteen reais and eighty-two cents (R$247,810,319.82) and consequent issuance of new shares to be proportionally assigned to the TCOPart's shareholders under the terms provided for in item 3 of this Protocol. From the net assets of TCOPart to be merged into Telegoiás, (i) the amount of forty-one thousand, seven hundred and sixty-nine reais and seven cents (R$41,769.07) shall be assigned to the "cash" account; (ii) the amount of three hundred and fifty-two million, twenty-five thousand, ninety reais and thirty-five cents (R$352,025,090.35) arising out of the merger of WXYZ0059 Holdings S.A. shall be recorded in the "deferred assets" account; (iii) the amount of two hundred and thirty-two million, three hundred and thirty-six thousand, five hundred and fifty-nine reais and sixty-three cents (R$232,336,559.63) shall be recorded in a provision account for maintaining the wholeness of the companies' equity, and (iv) the amount of one hundred and nineteen million, six hundred and eighty-eight thousand, five hundred and thirty reais and seventy-two cents (R$119,688,530.72) shall be assigned to the capital - premium reserve for future capitalization account, to the benefit of the Spinned-off Company, under the terms of the provisions in item 5.4 of this Protocol and as set forth in article 7 of Instruction CVM no. 319/99.

2.6.1.2. The amount of seventeen thousand, ninety-five reais and thirty-five cents (R$17,095.35) of the net assets in question shall be assigned to the Telems' capital account, with the consequent increase in its subscribed and paid-up capital to one hundred and thirteen million, two hundred and ninety-one thousand, two hundred and thirty-two reais and twenty-five cents (R$113,291,232.25) and consequent issuance of new shares to be proportionally assigned to the TCOPart's shareholders under the terms provided for in item 3 of this Protocol. From the net assets of TCOPart to be merged into Telems, (i) the amount of seventeen thousand, ninety-five reais and thirty-five cents (R$17,095.35) shall be assigned to the "cash" account; (ii) the amount of one hundred and forty-four million, seventy-seven thousand, seven hundred and four reais and sixty-two cents (R$144,077,704.62) arising out of the merger of WXYZ0059 Holdings S.A. shall be recorded in the "deferred assets" account; (iii) the amount of ninety-five million, ninety-one thousand, two hundred and eighty-five reais and five cents (R$95,091,285.05) shall be recorded in a provision account for maintaining the wholeness of the companies' equity, and (iv) the amount of forty-eight million, nine hundred and eighty-six thousand, four hundred and nineteen reais and fifty-seven cents (R$48,986,419.57) shall be assigned to the capital - premium reserve for future capitalization account, to the benefit of the Spinned-off Company, under the terms of the provisions in item 5.4 of this Protocol and as set forth in article 7 of Instruction CVM no. 319/99.

 2.6.1.3 The amount of twenty-nine thousand, four hundred and ninety-two reais and thirty-eight cents (R$29,492.38) of the net assets in question shall be assigned to the Telemat's capital account, with the consequent increase in its subscribed and paid-up capital to one hundred and forty-three thousand, five hundred and ninety-five thousand, seven hundred and six reais and five cents (R$143,595,706.05) and consequent issuance of new shares to be proportionally assigned to the TCOPart's shareholders under the terms provided for in item 3 of this Protocol. From the net assets of TCOPart to be merged into Telemat, (i) the amount of twenty-nine thousand, four hundred and ninety-two reais and thirty-eight cents (R$29,492.38) shall be assigned to the "cash" account; (ii) the amount of two hundred and forty-eight million, five hundred and fifty-eight thousand, four hundred and sixty-nine reais and thirty-nine cents (R$248,558,469.39) arising out of the merger of WXYZ0059 Holdings S.A. shall be recorded in the "deferred assets" account; (iii) the amount of one hundred and sixty-four million, forty-eight thousand, five hundred and eighty-nine reais and eighty cents (R$164,048,589.80) shall be recorded in a provision account for maintaining the wholeness of the companies' equity, and (iv) the amount of eighty-four million, five hundred and nine thousand, eight hundred and seventy-nine reais and fifty-nine cents (R$84,509,879.59) shall be assigned to the capital - premium reserve for future capitalization account, to the benefit of the Spinned-off Company, under the terms of the provisions in item 5.4 of this Protocol and as set forth in article 7 of Instruction CVM no. 319/99.

 2.6.1.4 The amount of three thousand, four hundred and eighty-two reais and eighty-four cents (R$3,482.84) of the net assets in question shall be assigned to the Teleacre's capital account, with the consequent increase in its subscribed and paid-up capital to eighteen million, eight hundred and fourteen thousand, two hundred and twenty-two reais and forty-one cents (R$18,814,222.41) and consequent issuance of new shares to be proportionally assigned to the TCOPart's shareholders under the terms provided for in item 3 of this Protocol. From the net assets of TCOPart to be merged into Teleacre, (i) the amount of three thousand, four hundred and eighty-two reais and eighty-four cents (R$3,482.84) shall be assigned to the "cash" account; (ii) the amount of twenty-nine million, three hundred and fifty-three thousand, ten reais and eight cents (R$29,353,010.08) arising out of the merger of WXYZ0059 Holdings S.A. shall be recorded in the "deferred assets" account; (iii) the amount of nineteen million, three hundred and seventy-two thousand, nine hundred and eighty-six reais and sixty-five cents (R$19,372,986.65) shall be recorded in a provision account for maintaining the wholeness of the companies' equity, and (iv) the amount of nine million, nine hundred and eighty thousand, twenty-three reais and forty-three cents (R$9,980,023.43) shall be assigned to the capital - premium reserve for future capitalization account, to the benefit of the Spinned-off Company, under the terms of the provisions in item 5.4 of this Protocol and as set forth in article 7 of Instruction CVM no. 319/99.

 2.6.1.5 The amount of eight thousand, one hundred and sixty reais and thirty-six cents (R$8,160.36) of the net assets in question shall be assigned to the Teleron's capital account, with the consequent increase in its subscribed and paid-up capital to thirty-four million, nine hundred and fifty-one thousand, three hundred and nineteen reais and fifty-six cents (R$34,951,319.56) and consequent issuance of new shares to be proportionally assigned to the TCOPart's shareholders under the terms provided for in item 3 of this Protocol. From the net assets of TCOPart to be merged into Teleron, (i) the amount of eight thousand, one hundred and sixty reais and thirty-six cents (R$8,160.36) shall be assigned to the "cash" account; (ii) the amount of sixty-eight million, seven hundred and seventy-four thousand, five hundred and seventy-four reais and forty cents (R$68,774,574.40) arising out of the merger of WXYZ0059 Holdings S.A. shall be recorded in the "deferred assets" account; (iii) the amount of forty-five million, three hundred and ninety-one thousand, two hundred and nineteen reais and eleven cents (R$45,391,219.11) shall be recorded in a provision account for maintaining the wholeness of the companies' equity, and (iv) the amount of twenty-three million, three hundred and eighty-three thousand, three hundred and fifty-five reais and twenty-nine cents (R$23,383,355.29) shall be assigned to the capital - premium reserve for future capitalization account, to the benefit of the Spinned-off Company, under the terms of the provisions in item 5.4 of this Protocol and as set forth in article 7 of Instruction CVM no. 319/99.

 3.         ISSUANCE OF SHARES BY THE MERGORS, POLITICAL AND EQUITY RIGHTS.

 3.1       Issuance of shares by the mergors by reason of the merged spinned-off assets and evaluation: In consequence of the merger of the spinned-off assets, as above referred, and taking for basis the net asset value of each of the TCO Operators as of 05.31.2004, the latter shall issue new shares, as follows (a) Telegoiás shall issue 184 common shares and 325 preferred shares to be assigned to TCOPart's shareholders, of the same type and in the same proportion as their respective interests in the capital stock of TCOPart. (b) Telems shall issue 41 common shares and 45 preferred shares to be assigned to the TCOPart's shareholders TCOPart, of the same type and in the same proportion as their respective interests in the capital stock of TCOPart. (c) Telemat shall issue 32 common shares and 33 preferred shares to be assigned to the TCOPart's shareholders TCOPart, of the same type and in the same proportion as their respective interests in the capital stock of TCOPart. (d) Teleacre shall issue 89 common shares and 77 preferred shares to be assigned to the TCOPart's shareholders TCOPart, of the same type and in the same proportion as their respective interests in the capital stock of TCOPart. (e) Teleron shall issue 29 common shares and 48 preferred shares to be assigned to the TCOPart's shareholders TCOPart, of the same type and in the same proportion as their respective interests in the capital stock of TCOPart.

 3.2       In consideration of the reduced number of shares to be issued by the TCO Operators as a result of the merger of the spinned-off assets of TCOPart, as well as of the dispersion and dilution level of the Spinned-off Company's shares on the market, it is estimated that fractional shares in each of the TCO Operators would be assigned to most of TCOPart's shareholders, which fractions may not be issued in conformity with the provisions in article 28 of Law no. 6404/76. Accordingly, having in consideration that under the terms proposed by the managements of the companies that are parties to this Protocol, it is intended, on this same date, to incorporate all the TCO Operators' shares and assign to the shareholders thereof shares in TCOPart in substitution to the canceled shares, the managements of the respective parties propose, "ad referendum" to the shareholders of the Spinned-off Company and of the Mergors, that the fractional shares remain in trust of record with TCOPart on behalf of its shareholder. Upon the merger of all the TCO Operators' shares into TCOPart, said shares would be considered within the scope of the substitution of shares in TCOPart for the shares of the current Mergors.

 3.3       Rights Attached to the New Shares: (1) Telegoiás: The new shares to be issued by Telegoiás as a result of the merger of TCOPart's spinned-off assets, to be assigned to the shareholders of the Spinned-off Company in the same proportion of the common and preferred shares held by them on the date of the spin-off with merger, shall have the same rights as the currently outstanding common and preferred shares of Telegoiás. (2) Telems: The new shares to be issued by Telems as a result of the merger of TCOPart's spinned-off assets, to be assigned to the shareholders of the Spinned-off Company in the same proportion of the common and preferred shares held by them on the date of the spin-off with merger, shall have the same rights as the currently outstanding common and preferred shares of Telems. (3) Telemat: The new shares to be issued by Telemat as a result of the merger of TCOPart's spinned-off assets, to be assigned to the shareholders of the Spinned-off Company in the same proportion of the common and preferred shares held by them on the date of the spin-off with merger, shall have the same rights as the currently outstanding common and preferred shares of Telemat. (4) Teleacre: The new shares to be issued by Teleacre as a result of the merger of TCOPart's spinned-off assets, to be assigned to the shareholders of the Spinned-off Company in the same proportion of the common and preferred shares held by them on the date of the spin-off with merger, shall have the same rights as the currently outstanding common and preferred shares of Teleacre. (5) Teleron: The new shares to be issued by Teleron as a result of the merger of TCOPart's spinned-off assets, to be assigned to the shareholders of the Spinned-off Company in the same proportion of the common and preferred shares held by them on the date of the spin-off with merger, shall have the same rights as the currently outstanding common and preferred shares of Teleron.

4.         CAPITAL STOCK AND SHARES OF THE SPINNED-OFF COMPANY AND OF THE MERGORS AFTER THE TRANSACTION. After the partial spin-off of TCOPart with merger of the spinned-off assets into the TCO Operators, the subject matter of this Protocol, the capital stock of each of the companies that are parties hereto, as well as the number of shares of the capital stock of each of them, shall be as follows:

 4.1       Capital Stock and Shares of TCOPart: In conformity with the provisions in item 2.5 above, the capital stock of TCOPart shall be seven hundred and sixty-four million, four hundred and eleven thousand, one hundred and fifty-six reais and twenty cents (R$764,411,156.20), represented by 381,447,098,528 shares, being 128,680,400,055 common shares and 252.766.698.473  preferred shares, all of them of book-entry type, with no face value, with all the political and equity rights attached to the shares remaining unchanged.

4.2       Capital Stock and Shares of Telegoiás. In conformity with the provisions in items 2.6.1.1. e 3.1. (a) of this Protocol, the capital stock of Telegoiás after the transaction contemplated in this Protocol shall be two hundred and forty-seven million, eight hundred and ten thousand, three hundred and nineteen reais and eighty-two cents (R$247,810,319.82), represented by 6,735,998 shares, being 2,432,335 common shares; and 4,303,663 preferred shares.

 4.3.      Capital Stock and Shares of Telems. In conformity with the provisions in items 2.6.1.2. e 3.1. (b) of this Protocol, the capital stock of Telems after the transaction contemplated in this Protocol shall be one hundred and thirteen million, two hundred and ninety-one thousand, two hundred and thirty-two reais and twenty-two cents (R$113,291,232.25), represented by 1,265,549 shares, being 599,656 common shares; and 665,893 preferred shares.

 4.4.      Capital Stock and Shares of Telemat. In conformity with the provisions in items 2.6.1.3. e 3.1. (c) of this Protocol, the capital stock of Telemat after the transaction contemplated in this Protocol shall be one hundred and forty-three million, five hundred and ninety-five thousand, seven hundred and six reais and five cents (R$143,595,706.05), represented by 711,136 shares, being 352,696 common shares; and 358,440 preferred shares.

 4.5.      Capital Stock and Shares of Teleacre. In conformity with the provisions in items 2.6.1.4. e 3.1. (d) of this Protocol, the capital stock of Teleacre after the transaction contemplated in this Protocol shall be eighteen million, eight hundred and fourteen thousand, two hundred and twenty-two reais and forty-one cents (R$18,814,222.41), represented by 1.987.044  shares, being 1.064.064 common shares; and 922,980 preferred shares.

 4.6.      Capital Stock and Shares of Teleron. In conformity with the provisions in items 2.6.1.5. e 3.1. (e) of this Protocol, the capital stock of Teleron after the transaction contemplated in this Protocol shall be thirty-four million, nine hundred and fifty-one thousand, three hundred and nineteen reais and fifty-six cents (R$34,951,319.56), represented by 726,489 shares, being 272,629 common shares; and 453.860 preferred shares.

5.         OTHER CONDITIONS APPLICABLE TO THE MERGER.

5.1       Succession in Rights and Obligations: Each of the TCO Operators shall undertake, respectively, the responsibility for assets and liabilities relating solely to those assets of TCOPart transferred to it, under the terms hereof.

5.3       Corporate Acts: Special Meetings of Shareholders of TCOPart and of each of Telegoiás, Telems, Telemat, Teleacre and Teleron shall be held for evaluating and making resolutions concerning the merger and justification contemplated hereunder, including, however without limitation, TCOPart's partial spin-off and reduction of its capital stock as well as increase in the subscribed and paid-up capital of the TCO Operators as a result of the merger of spinned-off assets of TCOPart. The increase in the capital stock of each of the TCO Operators arising out of the merger of TCOPart's spinned-off assets shall be carried out within the limit of its authorized capital.

5.4 Incorporation of the special Premium Reserve. Under the terms of article 7 of CVM Instruction no. 319/99, TCP, in its capacity as acquirer of TCOPart and its holding company, shall be entitled to incorporate into TCOPart's capital the special premium reserve booked in that company, to the extent the tax benefit corresponding to the amortization of the deferred assets thereof represent an actual reduction in the taxes paid by TCOPart, with due regard to the provisions in paragraph 2 of the referred article 7 of Instruction CVM no. 319/99 and to the provisions in article 16 of the same Instruction. Additionally, TCP, having also acquired the TCO Operators, would be entitled, further, to incorporate into the capital stock of each of the TCO Operators the special premium reserve booked in each of those companies, to the extent the tax benefit corresponding to the amortization of the deferred assets thereof represent an actual reduction in the taxes paid by the TCO Operators, with due regard to the provisions in paragraph 2 of the referred article 7 of Instruction CVM no. 319/99 and to the provisions in article 16 of the same Instruction. However, having in consideration the intended merger of all the TCO Operators' shares scheduled to occur immediately after the spin-off with merger of the net assets contemplated hereunder, the managements of the parties acknowledge and agree that TCP may assign its rights on the special premium reserves booked in the TCO Operators to TCOPart, in order to allow the latter, in its capacity as sole shareholder of the TCO Operators, to capitalize such reserves upon subscription of new shares in the mentioned operators. By reason of the assignment of rights on the special premium reserves, TCP shall become a creditor of TCOPart in that same amount and shall be entitled to use such credits in increases of TCOPart's capital, with due regard to the preemptive rights of the other shareholders of the referred company.

5.5       Premium Amounts to be Amortized and Tax Benefit. The premium amounts to be transferred to the TCO Operators, in conformity with the provisions set forth in this Protocol, is supported on the future profit projections for the referred companies. Based on the applicable laws, considering an amortization period of up to ten (10) years, the premium amount to be amortized (i) in Telegoiás shall be R$352,025,090.35  and the estimated tax benefit to be used in the same company shall be R$119.688.530,72; (b)  the premium amount to be amortized in Telems shall be R$144.077.704,62  and the estimated tax benefit to be used in the same company shall be R$48.986.419,57; (c) the premium amount to be amortized in Telemat shall be R$248.558.469,39  and the estimated tax benefit to be used in the same company shall be R$84.509.879,59; (d) the premium amount to be amortized in Teleacre shall be R$29.353.010,08  and the estimated tax benefit to be used in the same company shall be R$9.980.023,43; and (e) the premium amount to be amortized in Teleron shall be R$68.774.574,40  and the estimated tax benefit to be used in the same company shall be R$23.383.355,29. The TCO Operators are committed to prepare, upon the end of each fiscal year, an analysis regarding the recovery of the premium amounts, as provided for in article 8 of Instruction CVM no. 319/99.

In witness whereof, the Parties execute this Protocol in six (6) counterparts, of the same contents and for one sole effect, together with the two witnesses identified below.

São Paulo, June 14, 2004.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

__________________________ Name: Title:	__________________________ Name: Title:

TELEGOIÁS CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

(continuation of the signatures of the protocol of Partial Spin-off and Merger and Instrument of Justification dated June 14, 2004.)

TELEMS CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

TELEMAT CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

TELEACRE CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

TELERON CELULAR S.A.

__________________________ Name: Title:	__________________________ Name: Title:

Witnesses:

1. __________________________

2. __________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: June 25, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.